KRAFT HEINZ FOODS COMPANY

THE KRAFT HEINZ COMPANY

One PPG Place

Pittsburgh, Pennsylvania 15222

(412) 456-5700

December 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kraft Heinz Foods Company

  The Kraft Heinz Company

  Registration Statement on Form S-4

  File No. 333-251232

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-251232) (the “Registration Statement”), of Kraft Heinz Foods Company and The Kraft Heinz Company (collectively, the “Registrants”), registering the offer to exchange (the “Exchange Offer”) up to $1,000,000,000 aggregate principal amount of 3.750% Senior Notes due 2030, up to $500,000,000 aggregate principal amount of 4.625% Senior Notes due 2039, up to $1,500,000,000 aggregate principal amount of 4.875% Senior Notes due 2049, up to $1,350,000,000 aggregate principal amount of 3.875% Senior Notes due 2027, up to $1,350,000,000 aggregate principal amount of 4.250% Senior Notes due 2031 and up to $800,000,000 aggregate principal amount of 5.500% Senior Notes due 2050 (together with the respective guarantees thereof, the “Exchange Notes”) for like aggregate principal amounts of 3.750% Senior Notes due 2030, 4.625% Senior Notes due 2039, 4.875% Senior Notes due 2049, 3.875% Senior Notes due 2027, 4.250% Senior Notes due 2031 and 5.500% Senior Notes due 2050 (together with the respective guarantees thereof, the “Outstanding Notes”), respectively.

Please be advised that the Registrants are registering the Exchange Offer in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) enunciated in: Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the

Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware, by means of the prospectus relating to the Exchange Offer (the “Exchange Offer Prospectus”) and the related letter of transmittal, that if such person is participating in the Exchange Offer for the purpose of distributing the applicable series of Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable series of Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

The Registrants represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer Prospectus or the related letter of transmittal) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the Exchange Offer Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer).

In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions, in substantially the form set forth below:

•	The exchange offeree does not intend to engage in a distribution of the Exchange Notes.

•

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Joshua Korff or Michael Kim of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4943 or (212) 446-4746, respectively.

Sincerely,

KRAFT HEINZ FOODS COMPANY

By:	/s/ Paulo Basilio
Name: Paulo Basilio
Title: President

THE KRAFT HEINZ COMPANY

By:	/s/ Paulo Basilio
Name: Paulo Basilio
Title: Global Chief Financial Officer

cc:	Michael Kim, P.C.

Kirkland & Ellis LLP